EXHIBIT 99.1

Main Results of 2026 Annual and Extraordinary General Meeting

The 2026 Annual and Extraordinary General Meeting of Alvotech (the "2026 AGM") was held on June 3, 2026, at Arendt House, 41A Avenue John F. Kennedy, L-2082 Luxembourg.

All of the draft resolutions on the 2026 AGM agenda were approved. Notarized meeting minutes and voting results will be published on the Company’s special web portal for the 2026 Annual General Meeting at https://investors.alvotech.com/events/event-details/annual-general-meeting-2026.

Alvotech Investor Relations
Benedikt Stefansson
alvotech.ir@alvotech.com